Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Commencement of Consent Solicitations for Three Series of Subordinated Notes

OAKVILLE, Ontario, November 12, 2026 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced that it has commenced (i) solicitations of consents (the “U.S. Solicitations”) from holders of its outstanding 6.20% Fixed-to-Floating Subordinated Notes – Series 2019‑A due July 1, 2079 (NYSE: AQNB) (the “2019‑A Notes”) and its outstanding 4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due January 18, 2082 (the “2022‑B Notes” and, together with the 2019‑A Notes, the “U.S. Notes”) to certain proposed amendments to the indentures governing the U.S. Notes, and (ii) a solicitation of written consents and proxies (the “Canadian Solicitation” and, together with the U.S. Solicitations, the “Consent Solicitations”) from holders of its outstanding 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series 2022‑A, due January 18, 2082 (the “2022‑A Notes” and, together with the U.S. Notes, the “Notes”) to approve an extraordinary resolution authorizing certain proposed amendments to the indenture governing the 2022‑A Notes.

The following table summarizes certain terms of the Consent Solicitations:

Title of Series of Notes	CUSIP Numbers	ISIN	Principal Amount Outstanding	Consent Payment / Fee
6.20% Fixed-to-Floating Subordinated Notes – Series 2019‑A due July 1, 2079 (NYSE: AQNB) (1)	015857808	US0158578080	US$350,000,000	US$0.025 per US$25.00 (2)
4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022‑B due January 18, 2082 (1)	015857AH8	US015857AH86	US$750,000,000	US$1.00 per US$1,000 (3)
5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, Series 2022‑A, due January 18, 2082 (4)	015857AG0	CA015857AG06	C$400,000,000	C$1.00 per C$1,000 (5)

(1)	Subject to the U.S. Solicitations, which are governed by the U.S. Statement (as defined below).
(2)
Consent Payment per US$25.00 principal amount of 2019-A Notes held as of the U.S. Record Date (as defined below) for which a valid consent is delivered and not validly revoked prior to the applicable deadline, subject to the conditions described in the U.S. Statement.

(3)
Consent Payment per US$1,000 principal amount of 2022-B Notes held as of the U.S. Record Date for which a valid consent is delivered and not validly revoked prior to the applicable deadline, subject to the conditions described in the U.S. Statement.

(4)	Subject to the Canadian Solicitation, which is governed by the Canadian Statement (as defined below).
(5)
Fee per C$1,000 principal amount of 2022-A Notes held as of the Canadian Record Date (as defined below), payable to holders who respond to the Canadian Solicitation (and have not validly revoked such responses) by the Written Consent Deadline (as defined below), subject to approval and implementation of the applicable Proposed Amendments (as defined below), as described in the Canadian Statement.

The Proposed Amendments

For each series of Notes, the proposed amendments (the “Proposed Amendments”) would delete in its entirety the “Automatic Conversion” article of the applicable supplemental indenture, pursuant to which the Notes of such series would automatically convert into a newly issued series of preferred shares of AQN upon the occurrence of certain bankruptcy and insolvency-related events in respect of AQN, together with the related definitions, the related covenant restricting AQN from issuing preferred shares ranking in priority to the preferred shares issuable upon such conversion, and other related conforming changes.  If the Proposed Amendments become operative, holders would retain their Notes as subordinated indebtedness of AQN rather than receive preferred shares.  The Proposed Amendments would not change the interest rate, interest payment dates, maturity date, redemption provisions, interest deferral provisions or subordination provisions of any series of Notes.

The Automatic Conversion was included in the terms of the Notes at issuance in light of the methodology then applied by credit rating agencies in assigning equity credit to hybrid securities; following the rating agencies’ revised methodology for hybrid instruments, the Automatic Conversion no longer contributes to the credit ratings of, or the equity credit assigned to, the Notes, and AQN accordingly does not expect its removal to affect the instrument ratings of the Notes.  In addition, to the extent AQN issues hybrid securities in the future, AQN intends to issue such securities without an automatic conversion feature and wishes for all of its hybrid securities, including the Notes, to rank pari passu with one another.

U.S. Solicitations

The U.S. Solicitations are being made solely on the terms and subject to the conditions set forth in AQN’s consent solicitation statement dated November 12, 2026 (the “U.S. Statement”).  Each U.S. Solicitation will expire at 5:00 p.m., New York City time, on November 23, 2026, unless extended or earlier terminated by AQN in its sole discretion (such time and date, as it may be extended, the “Expiration Time”).  Only holders of record of the U.S. Notes as of 5:00 p.m., New York City time, on November 10, 2026 (the “U.S. Record Date”) are eligible to deliver consents.  Consents may be revoked at any time prior to the earlier of the time at which the supplemental indenture giving effect to the Proposed Amendments with respect to the applicable series is executed (the “Effective Time”) and the Expiration Time, but not thereafter.  Beneficial owners of U.S. Notes held through a DTC participant must instruct their broker or other custodian to deliver a consent on their behalf, and such custodians may set deadlines earlier than the Expiration Time.  Consents must be delivered through The Depository Trust Company’s Automated Tender Offer Program.  The delivery of a consent will not affect a holder’s right to sell or transfer the Notes.  Only holders as of the U.S. Record Date, or their duly designated proxies, including, for the purposes of the Consent Solicitations, DTC participants, may deliver a consent.  A consent duly delivered pursuant to the terms of the U.S. Statement will bind the holder and any subsequent registered holder or transferee of the U.S. Notes to which such consent relates.

Adoption of the Proposed Amendments with respect to a series of U.S. Notes requires the consent of holders of not less than a majority of the outstanding principal amount of such series, voting separately (the “Requisite Consents”).  The U.S. Solicitation for each series of U.S. Notes is independent of the U.S. Solicitation for the other series and of the Canadian Solicitation, and receipt of the Requisite Consents with respect to one series is not a condition to the completion of the U.S. Solicitation with respect to the other series.

Subject to the satisfaction or waiver of the conditions described in the U.S. Statement, including receipt of the Requisite Consents for the applicable series, AQN expects to pay, promptly following the Expiration Time, to each holder of U.S. Notes as of the U.S. Record Date who has validly delivered (and not validly revoked) a consent prior to the earlier of the Effective Time and the Expiration Time a consent payment as described in the table above (the “Consent Payment”).  The Proposed Amendments with respect to a series of U.S. Notes will become effective upon execution of the applicable supplemental indenture but will not become operative until the Consent Payment for such series has been paid.  No Consent Payment will be made with respect to a series of U.S. Notes if the Requisite Consents for such series are not received prior to the Expiration Time, if the applicable supplemental indenture is not executed or does not become effective, or if any of the other conditions described in the U.S. Statement are not satisfied or waived.  If the Proposed Amendments become operative with respect to a series of U.S. Notes, they will bind all holders of such series, whether or not they consented; non-consenting holders will not receive the Consent Payment.  AQN may terminate, extend or amend any U.S. Solicitation at any time prior to the Effective Time as described in the U.S. Statement.

AQN has retained RBC Capital Markets, LLC as Solicitation Agent and D.F. King & Co., Inc. as Information Agent and Tabulation Agent for the U.S. Solicitations.  Questions regarding the terms of the U.S. Solicitations may be directed to the Solicitation Agent, and questions regarding procedures and requests for copies of the U.S. Statement may be directed to the Information Agent:

U.S. Solicitation Agent

RBC Capital Markets, LLC
Brookfield Place, 200 Vesey Street, 8th Floor
New York, New York 10281
Attention: Liability Management Group
U.S. (Collect): +1 (212) 618-7843
Toll Free: +1 (877) 381-2099
Email: liability.management@rbccm.com

U.S. Information Agent and Tabulation Agent

D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Banks and Brokers call: +1 (212) 419-5055
All others call toll free: +1 (888) 542-7446
Email: aqn@dfking.com

Canadian Solicitation

The Canadian Solicitation is being made solely on the terms and subject to the conditions set forth in AQN’s notice of meeting and consent and proxy solicitation statement dated November 12, 2026 (the “Canadian Statement”).  Under the indenture governing the 2022-A Notes, the Proposed Amendments may be approved by an extraordinary resolution of holders (the “Extraordinary Resolution”) passed either by an instrument in writing signed by holders of not less than 66⅔% of the aggregate principal amount of the outstanding 2022-A Notes or at a meeting of holders.  AQN is soliciting written consents to the Extraordinary Resolution and, concurrently, proxies for a special meeting of holders of 2022-A Notes to be held at 12:00 p.m., Toronto time, on December 11, 2026, at AQN’s offices at 354 Davis Road, Suite 100, Oakville, Ontario (the “Meeting”).  The Meeting will be held only if the Extraordinary Resolution is not passed by written consent.

Only holders of 2022-A Notes as of the close of business on November 10, 2026 (the “Canadian Record Date”) are entitled to deliver consents and proxies and to vote at the Meeting, if held.  The deadline for delivery of consents for purposes of the written consent solicitation is 5:00 p.m., Toronto time, on November 23, 2026 (the “Written Consent Deadline”) unless such deadline is extended.  If holders of not less than 66⅔% of the aggregate principal amount of the outstanding 2022-A Notes have delivered valid consents in favour of the Extraordinary Resolution by the Written Consent Deadline (and have not validly revoked such responses), the Extraordinary Resolution will be passed by written consent and the Meeting will be canceled, and AQN will announce the results by news release.

If the written consent threshold is not met, the Meeting will proceed and the deadline for delivery of proxies will be 12:00 p.m., Toronto time, on December 9, 2026 (the “Proxy Cut-Off Time”) unless such deadline is extended or the Meeting is adjourned or postponed.  At the Meeting, the Extraordinary Resolution must be passed by holders of not less than 66⅔% of the principal amount of 2022‑A Notes represented and voted at the Meeting (at which holders of more than 50% of the outstanding principal amount will constitute a quorum), subject to adjournment as described in the Canadian Statement.

If the Extraordinary Resolution is approved, whether by written consent or at the Meeting, and AQN, at its option, and the trustee execute the supplemental indenture giving effect to the Proposed Amendments, AQN will pay a fee as described in the table above (the “Fee”) to each holder of 2022-A Notes as of the Canadian Record Date who responded to the Canadian Solicitation by the Written Consent Deadline, whether by consenting to or withholding consent from, or by voting for or against, the Extraordinary Resolution, and who did not validly revoke such instructions.  Holders who respond after the Written Consent Deadline, or revoke their consent or voting instructions to the Proposed Amendments by the Written Consent Deadline, will not be eligible to receive the Fee.  No Fee will be paid if the Extraordinary Resolution is not approved or if the supplemental indenture does not become effective.  If approved and implemented, the Proposed Amendments will be binding on all holders of 2022-A Notes, whether or not they responded.  The 2022-A Notes are held in book-entry form through CDS, and beneficial holders must instruct their CDS participant to make an election through CDSX in sufficient time.  Brokers, dealers or other intermediaries may set deadlines for the return of written consents and proxies from beneficial holders of Notes that are in advance of the Written Consent Deadline and the Proxy Cut-Off Time.  The Canadian Solicitation and the U.S. Solicitations are not conditioned on one another.  AQN reserves the right to terminate, extend or modify the Canadian Solicitation, to cancel, postpone or adjourn the Meeting and, notwithstanding approval of the Extraordinary Resolution, to elect not to enter into the supplemental indenture, in each case as described in the Canadian Statement.

AQN has retained RBC Dominion Securities Inc. as Solicitation Agent and TSX Trust Company as Tabulation Agent for the Canadian Solicitation and the Meeting:

Canadian Solicitation Agent

RBC Dominion Securities Inc.
Royal Bank Plaza, North Tower
200 Bay Street, 2nd Floor
Toronto, Ontario M5J 2W7
Attention: Liability Management Team
Toll free: +1 (877) 381-2099
Toronto: +1 (416) 842-6311
Email: liability.management@rbccm.com

Canadian Tabulation Agent

TSX Trust Company
Attention: Corporate Actions
301 – 100 Adelaide Street West
Toronto ON M5H 4H1
Bondholder Enquiry Line: 1-800-387-0825
Outside North America: 1-416-682-3860
E-mail: shareholderinquiries@tmx.com

Important Information

This press release is for informational purposes only.  The Consent Solicitations are being made solely on the terms and subject to the conditions set forth in the U.S. Statement and the Canadian Statement, as applicable.  This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities, and does not constitute a solicitation of consents or proxies except pursuant to the applicable solicitation materials.  The Consent Solicitations are not being made to, and consents are not being solicited from, holders in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such Consent Solicitations under applicable securities laws.  None of AQN, the trustees, the solicitation agents, the information agent or the tabulation agents makes any recommendation as to whether holders of Notes should deliver consents or consent to the Extraordinary Resolution, as applicable.  Holders are urged to read the U.S. Statement or the Canadian Statement, as applicable, for the detailed terms of the Consent Solicitations and the procedures for participating.  Unless otherwise indicated, amounts relating to the U.S. Solicitations are in U.S. dollars and amounts relating to the Canadian Solicitation are in Canadian dollars.

The matters described in the Canadian Statement have not been approved by any securities regulatory authority, nor has any securities regulatory authority expressed an opinion about the fairness or merits of such matters or the adequacy of the information contained in the Canadian Statement.  Holders of 2022-A Notes in the United States should read the “Notice to Certain Algonquin Holders in the United States” included in the Canadian Statement.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a diversified international generation, transmission, and distribution utility.  AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively.  AQN’s common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.

Caution Regarding Forward-Looking Information

Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  The words “will”, “may”, “shall”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  Specific forward-looking statements contained herein include, but are not limited to, statements regarding the Consent Solicitations, including their expected timing and completion and the satisfaction of the conditions thereto; the receipt of the Requisite Consents and the passage of the Extraordinary Resolution; the payment of the Consent Payment and the Fee; the execution, effectiveness and operation of the supplemental indentures giving effect to the Proposed Amendments and the expected effects of the Proposed Amendments on the Notes; timing, format and conduct of the Meeting; the expected treatment of the Notes by credit rating agencies, including the credit ratings and equity credit assigned to the Notes, following the Proposed Amendments; and AQN’s intention to issue any future hybrid securities without an automatic conversion feature.  These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions regarding the terms and conditions of the Consent Solicitations, the receipt of the required holder approvals, the satisfaction or waiver of the other conditions to the Consent Solicitations, the absence of legal or regulatory impediments to the Consent Solicitations and the Proposed Amendments, the availability of sufficient cash or liquidity to fund the Consent Payment and Fee, and the absence of a further change in rating agency methodologies or criteria.  Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties.  Such risks and uncertainties include that the Requisite Consents or the required approval of the Extraordinary Resolution may not be obtained; that the conditions to payment or effectiveness may not be satisfied or waived; that AQN may terminate, extend or amend any of the Consent Solicitations or elect not to proceed with any of the Proposed Amendments; that the supplemental indentures may not be executed or become effective or operative on the anticipated timeline or at all; and that credit rating agencies may change their methodologies or the ratings or equity credit assigned to the Notes regardless of the Proposed Amendments.  AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements.  Forward-looking statements contained herein are provided for the purpose of assisting holders in evaluating the Proposed Amendments.  Readers are cautioned, however, that such information may not be appropriate for other purposes.  Certain other assumptions, risks and uncertainties include those set out in AQN’s most recent annual and interim management’s discussion and analysis and most recent annual information form, each of which is available on SEDAR+ and EDGAR, and under “Risk Factors Relating to the Consent Solicitations” in the U.S. Statement and “Risk Factors” in the Canadian Statement.  Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates.  Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:

Brian Chin
Vice President, Investor Relations
Amanda Bersing – Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: +1 (905) 465-4500

Media Inquiries:

Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: +1 (905) 465-4500
Source: Algonquin Power & Utilities Corp.